

HERITAGE
COMMERCE CORP

D.A. Davidson
17th Annual Financial Institutions Conference
May 11-13, 2015

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Strategy

- **Build a significant community business bank in Northern California (primarily the San Francisco Bay Area)**

    - Catering to small to medium sized privately held companies, their owners and professionals
        - By providing a diversified mix of lending and deposit products oriented to businesses and professionals

    - Delivering our products and services through full-service offices located in key communities in Northern California (primarily the San Francisco Bay Area)

    - Building the franchise through:
        - Organic growth
        - De novo office locations by adding new loan teams
        - Acquisitions

Heritage Bank Profile

HERITAGE COMMERCE CORP

- **Relationship Banking**
  - A community business bank founded in 1994 headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees using a relationship banking approach

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals

- **Specialty Expertise**
  - SBA lending and loan sales
  - Corporate finance/asset-based lending
  - Cash management
  - Non-profit organizations, education, and churches
  - Construction lending
  - Factoring



- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fifth in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2014.

Experienced Management Team

Name	Position	Years at HTBK	Years of Banking Experience
Walter T. Kaczmarek	President & CEO	10	32
Keith A. Wilton	EVP / Chief Operating Officer	1	33
Michael E. Benito	EVP / Business Banking Division	11	29
Lawrence D. McGovern	EVP / Chief Financial Officer	17	31
David E. Porter	EVP / Chief Credit Officer	3	40
Debbie K. Reuter	EVP / Chief Risk Officer	20	39

- **Regional Line Managers average over 20 years of experience in market[1]**

[1] Market refers to Alameda, Contra Costa, and Santa Clara counties

Located in the Economically Vibrant San Francisco Bay Area

HERITAGE
COMMERCE CORP

County	Population	Projected 5-Yr Population Growth	2015 Median Household Income	Projected 5-Yr Household Income Growth
Santa Clara	1,896,736	5.79%	$ 93,827	8.10%
Alameda	1,605,167	5.68%	72,465	7.36%
Contra Costa	1,109,179	5.34%	76,218	5.84%
San Francisco	849,774	5.21%	75,910	9.25%
San Mateo	758,900	5.27%	89,434	10.24%
Marin	260,082	3.55%	92,999	9.16%
San Benito	58,563	5.47%	65,781	3.12%
California	38,822,536	4.34%	60,244	3.56%
National	319,459,991	3.52%	53,706	6.68%

Source: SNL as of 12/31/14

Key Events

- **2014**
  - Acquisition of Bay View Funding on November 1, 2014
    - 30 year old factoring company with strong managerial experience
    - As of March 31, 2015, they have $44.6 million of factored receivables

- **2015**
  - Announced Merger Agreement with Focus Business Bank on April 23, 2015. All stock merger:
    - 8 year old financial institution
    - Single branch located 2 blocks from the HTBK San Jose headquarters
    - Focus has approximately $400 million of assets as of 12/31/14
    - Focus has approximately $342 million of core deposits as of 12/31/14

Focus Snapshot - The Opportunity

- Strong geographic and strategic fit
- Consolidating branch, enhancing presence in Santa Clara County
- Positions HTBK to be the last independent community bank headquartered in San Jose, CA[1]



2 Blocks Apart

- ● HTBK Branch
- ▲ FCSB Branch

(1) Pending completion of announced acquisition of Bridge Capital Holdings (BBNK) by Western Alliance (WAL)
Source: SNL Financial and Company Reports

Focus Snapshot - Strategic Rationale

- Strategic, financial, and cultural fit with congruent small to middle-market business banking focus in San Jose and the San Francisco Bay Area

- Combines two leading commercial banking franchises headquartered in San Jose, resulting in more than $2 billion in combined assets with like minded community focus

- Additive to Key Lines of Business

  - Business Banking

  - Preferred SBA Lender

  - Not-for-profit Sector

  - Homeowner Association Services

- Operational leverage

  - Efficiency

  - Liquidity

  - Capital

Focus Snapshot - Transaction Rationale

HERITAGE
COMMERCE CORP

- **Valuable low-cost core deposit franchise**

  - Core deposits of $342 million[1] (94.6% of total deposits)

  - Noninterest bearing deposits of $95 million[1] (26.3% of total deposits)

  - Q4 2014 cost of deposits – 18bps

- **FCSB adds $182 million in loans[1]**

- **Financially Attractive**

  - First full year EPS[2] accretion of 10%

  - Internal rate of return in excess of 15%

  - Tangible book value per share payback period less than 4 years

  - Significant cost savings and operational synergies due to branch overlap

  - Pro forma capital ratios at close[3]: TCE / TA of approximately 9.0% and Total Risk Based Capital Ratio of 11.9%

- **Relatively Low Execution Risk**

(1) Actual as of 12/31/2014; Core deposits = total deposits less CDs > $100,000
(2) Based on 2016 EPS per First Call Consensus estimates and includes 100% phase-in of cost savings
(3) Assumes conversion of Series C convertible preferred equity

Focus Snapshot - Pro Forma Loan & Deposit Composition

HERITAGE COMMERCE CORP

Diversified Loan Portfolio

HTBK	FCSB	Pro Forma[1]



HTBK
Gross Loans: $1,088,643
Yield on Loans: 5.43%

FCSB
Gross Loans: $182,410
Yield on Loans: 5.06%

Pro Forma[1]
Gross Loans: $1,271,053
Yield on Loans: 5.38%

Strong Core Deposit Base

HTBK	FCSB	Pro Forma[1]



HTBK
Total Deposits: $1,388,386
Cost of Deposits: 0.15%

FCSB
Total Deposits: $361,310
Cost of Deposits: 0.18%

Pro Forma[1]
Total Deposits: $1,749,696
Cost of Deposits: 0.15%

(1) Pro forma does not include purchase accounting or merger-related adjustments
Source: Loan and deposit composition per FRY-9Cs for the quarter ended 12/31/2014

Current Heritage Snapshot – 11 Branches

HERITAGE COMMERCE CORP

(Pre-close of Focus Merger)



Financial Highlights 3/31/15

- **Total Assets** — $ 1.7 billion
- **Total Loans** — $ 1.1 billion
- **Total Deposits** — $ 1.4 billion
- **Total Shareholders' Equity** — $ 187 million
- **Tangible Equity** — $ 171 million
- **TE/Tangible Assets** — 10.4%
- **Total RBC Ratio** — 13.0%
- **Loans/Deposits** — 77.4%
- **Net Interest Margin(TEY)[1]** — 4.58%
- **Efficiency Ratio[1]** — 65.35%
- **1Q'15 Net Income[1][2]** — $ 4.1 million
- **Quarterly Common Stock Dividend** — $ 0.08 per share

[1]For the quarter ended 3/31/15
[2]Before dividends on preferred stock

Market Share

- **Ranks fifth amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]**

Top Regional Banks			
2014 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Mechanics Bank	24	2,623,910
2	Fremont Bank	18	2,271,865
3	Bridge Bank, NA	1	1,442,892
4	Bank of Marin	16	1,410,880
5	**Heritage Bank of Commerce**	**11**	**1,281,617**
6	First National Bank of Northern California	12	791,148
7	Pacific Coast Banker's Bank	1	491,209
8	Avidbank	1	427,933
9	Presidio Bank	4	409,405
10	Bank of the Orient	7	341,924

Top National Franchises			
2014 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Wells Fargo Bank, NA	229	88,739,437
2	Silicon Valley Bank	4	25,848,709
3	JPMorgan Chase Bank, NA	208	22,620,198
4	Citibank, NA	117	20,679,496
5	First Republic Bank	33	18,359,284

Totals for Market[1]		
	Branch Count	Deposits in Bay Area[1] ($000)
	1,449	406,160,115

[1] San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2014.

Operating Performance (in $000's)

	1Q 2015	1Q 2014	% Change	YTD 12/31/2014	YTD 12/31/2013	% Change
For the Periods Ended:						
Net Interest Income	$16,858	$13,334	26%	$57,103	$50,186	14%
Provision (Credit) for Loan Losses	(60)	(10)	-500%	(338)	(816)	59%
Net Interest Income after Provision for Loan Losses	16,918	13,344	27%	57,441	51,002	13%
Noninterest Income	1,926	2,017	-5%	7,746	7,214	7%
Noninterest Expense	12,276	10,546	16%	44,222	40,470	9%
Income Before Income Taxes	**6,568**	**4,815**	**36%**	**20,965**	**17,746**	**18%**
Income Tax Expense	2,430	1,739	40%	7,538	6,206	21%
Net Income (Before dividends on preferred stock)	**$4,138**	**$3,076**	**35%**	**$13,427**	**$11,540**	**16%**
Efficiency Ratio	65.35%	68.70%	-5%	68.19%	70.51%	-3%

Financial Highlights (in $000's)

	For the Periods Ended:		
	1Q 2015	**1Q 2014**	**% Change**
■ Total Assets	$ 1,652,887	$ 1,470,110	12%
■ Total Loans	$ 1,101,991	$ 941,759	17%
■ Core Deposits	$ 1,185,531	$ 1,012,651	17%
■ Total Deposits	$ 1,423,649	$ 1,261,995	13%
■ Total Shareholders' Equity	$ 186,777	$ 176,817	6%

Strong Deposit Base (in $000's)

March 31, 2015



	Balance	% of Total
Demand, noninterest-bearing	$ 544,339	38.2%
Demand, interest-bearing	241,477	17.0%
Savings and money market	380,486	26.7%
Time deposits - under $100	19,229	1.4%
Core Deposits	1,185,531	83.3%
Time deposits - $100 and over	199,584	14.0%
Time deposits - brokered	28,126	2.0%
CDARS - money market and time deposits	10,408	0.7%
Total	$ 1,423,649	100.0%

- Demand, noninterest-bearing
- Demand, interest-bearing
- Savings and money market
- Time deposits - under $100
- Time deposits - $100 and over
- Time deposits - CDARS
- Time deposits - brokered

Diversified Loan Portfolio (in $000's)



March 31, 2015

	Balance	% of Total
Commercial	$458,498	41.7%
CRE - Owner Occupied	242,421	22.0%
CRE - Investor/Other	245,054	22.2%
Land & Construction	74,972	6.8%
Equity Lines	65,243	5.9%
Consumer & Other	15,803	1.4%
Total	$1,101,991	100.0%



- ■ Commercial
- ■ CRE - Owner Occupied
- ■ CRE - Investor/Other
- ■ Land & Construction
- ■ Equity Lines
- ■ Consumer & Other

HERITAGE COMMERCE CORP

Conservative CRE Loan Concentration



Net Interest Margin Trend (TEY)

HERITAGE COMMERCE CORP



Solid Credit Quality Metrics (in $000's)



Selected Ratios for 1Q15

1. NPA's/Total Assets = 0.51%
2. ALLL/ NPL's = 275.57%

(1) net of SBA guarantees

Balance at 1Q15	(in $000's)
1. Classified Assets[1]	$16,647
2. NPA's	$8,449
3. ALLL	$18,554

Positioned for Growth

- **Small to medium size business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market

- **Solid credit quality at 1Q 2015**
  - 0.51% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

Positioned for Growth (continued)

- **Excellent capital and liquidity at 1Q 2015**
  - 13.0% total risk-based capital ratio under Basel III
  - 77.41% loan to deposit ratio
  - Quarterly common dividend at $0.08 per share in the first quarter of 2015

- **Profitable operations**
  - 19 consecutive quarters of net income
  - Solid loan & deposit growth

- **Good locations and markets with solid market share among community banks**
  - 11 branch locations
  - Fifth in deposit market share amongst independent community banks[1]
  - San Francisco and San Jose combined MSA's are second in the state of California in households with income greater than $200,000

[1] Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2014.

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Keith A. Wilton
Executive Vice President
Chief Operating Officer
408.494.4534

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Debbie K. Reuter
Executive Vice President
Chief Risk Officer &
Corporate Secretary
408.494.4542

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562